Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies: Eaton Vance Municipals Trust

SEC File No. 811-04409 and 033-00572

Eaton Vance Investment Trust

SEC File No. 811-04443 and 033-01121

Eaton Vance Municipals Trust II

SEC File No. 811-08134 and 033-71320

FOR IMMEDIATE RELEASE

SEPTEMBER 16, 2026

Morgan Stanley Investment Management announces effort to convert nearly $10 billion in municipal mutual funds to ETFs

NEW YORK – Morgan Stanley Investment Management (MSIM) today announced an effort to convert eight municipal bond mutual funds into seven newly created exchange-traded funds (ETFs) and one existing ETF, representing nearly $10 billion in assets under management as of August 31, 2026. The Board of Trustees to the existing mutual funds approved the potential conversions, subject to approval by shareholders of each mutual fund and the satisfaction of other closing conditions. This effort reinforces MSIM’s commitment to expanding its ETF platform and highlights its focus on providing actively managed fixed income investment solutions in the ETF wrapper.

“The appetite for actively managed municipal ETFs is growing, and we believe the potential conversions will allow our municipal investment team to offer ETF solutions that span the entire municipal yield curve and credit spectrum in a structure that offers transparency and greater accessibility for investors,” said Ally Wallace, Global Head of ETFs, Morgan Stanley Investment Management. “Our goal is to continue to deliver timely, relevant investment solutions that address investors’ needs and align with our historic areas of investment expertise.”

MSIM previously converted five fixed income mutual funds to ETFs, which have significantly increased their assets since conversion and continue to maintain their 4-or 5-star Morningstar ratings. Notably, Eaton Vance Total Return Bond ETF (NYSE: EVTR) and Eaton Vance Short Duration Municipal Income ETF (NYSE Arca: EVSM) converted in March 2024, and as of August 31, 2026, EVTR has grown from $363 million to over $6 billion and EVSM has more than tripled its assets.

Craig Brandon, co-head of Municipal Investments, Morgan Stanley Investment Management, cited strong demand for municipal investment strategies and highlighted how active management may allow investors to better understand opportunities and risks. “We believe the municipal market is categorized by elevated yields, favorable supply-demand technicals and solid credit fundamentals,” he said. “High-quality municipal bonds present a compelling opportunity at current yield levels and the current complex market dynamics reinforce the value of active management and the ability to be nimble to capture these potential opportunities.”

If the conversion proposals are approved by shareholders, seven of the municipal mutual funds will be reorganized into newly created, actively managed ETFs and one municipal mutual fund will be reorganized into the existing Eaton Vance Short Duration Municipal Income ETF (NYSE Arca: EVSM). All eight municipal mutual funds maintain a 4- or 5-star Morningstar rating and have performance track records dating back more than 15 years. Following the proposed ETF conversions, MSIM’s ETF platform will include a wide spectrum of municipal offerings across duration and income profiles.

The potential conversions pending shareholder approval include:

Current Mutual Fund	Proposed Corresponding ETF
Eaton Vance National Municipal Income Fund	Eaton Vance National Municipal Income ETF
Eaton Vance California Municipal Opportunities Fund	Eaton Vance California Municipal Opportunities ETF
Eaton Vance New York Municipal Income Fund	Eaton Vance New York Municipal Income ETF
Eaton Vance Municipal Opportunities Fund	Eaton Vance Municipal Opportunities ETF
Eaton Vance National Ultra-Short Municipal Income Fund	Eaton Vance National Ultra-Short Municipal Income ETF
Eaton Vance Short Duration Municipal Opportunities Fund	Eaton Vance Short Duration Municipal Opportunities ETF
Eaton Vance High Yield Municipal Income Fund	Eaton Vance High Yield Municipal Income ETF
Eaton Vance National Limited Maturity Municipal Income Fund - Proposed reorganization into an existing ETF	Eaton Vance Short Duration Municipal Income ETF (NYSE Arca: EVSM)

Launched in 2023, MSIM’s full suite of ETF and ETP products has grown to more than $16 billion in assets under management across 22 products, including five Calvert ETFs, three Parametric ETFs, 11 Eaton Vance fixed income ETFs and three Morgan Stanley digital asset ETPs.

About Morgan Stanley Investment Management

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 1,300 investment professionals around the world and $2 trillion in assets under management or supervision as of June 30, 2026. Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service, and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide. For further information about Morgan Stanley Investment Management, please visit www.morganstanley.com/im.

About Morgan Stanley

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in 42 countries, the Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals. For more information about Morgan Stanley, please visit www.morganstanley.com.

Media Relations Contact:

Colleen McElhinney

617.672.8995

Colleen.McElhinney@morganstanley.com

In connection with the reorganizations discussed herein, a combined Proxy Statement and Prospectus will be included in a registration statement on Form N-14 that will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined Proxy Statement and Prospectus will not be distributed to investors until the registration statement is effective. Investors are urged to carefully read the reorganization materials and any other relevant documents when they become available because they will contain important information about each proposed reorganization. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. You may also request a free copy of the materials without charge by writing to the relevant fund(s), One Post Office Square, Boston, MA 02109, or by calling toll-free 1-800-262-1122.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees, and expenses of the above-referenced funds carefully.

Morningstar

Rankings: The percentile rankings are based on the average annual total returns for the periods stated and do not include any sales charges, but do include reinvestment of dividends and capital gains and Rule 12b-1 fees. The highest (or most favorable) percentile rank is 1 and the lowest (or least favorable) percentile rank is 100. The top-performing fund in a category will always receive a rank of 1.

Ratings: The Morningstar Rating™ for funds, or “star rating”, is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product’s monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Ratings do not take into account sales loads.